Exhibit 16

 Privileged & Confidential

24 June, 2026

Board of Directors
Anghami Inc. (the “Company”)
16th Floor, Al-Khatem Tower, WeWork Hub71

Abu Dhabi Global Market Square, Al Maryah Island,

Abu Dhabi, United Arab Emirates

Dear Sirs/Madams:

We, OSN Streaming Limited, are pleased to submit this preliminary non-binding proposal to acquire all the outstanding ordinary shares (the “Ordinary Shares”) of the Company not already owned by us, in a going-private transaction (the “Acquisition”).

We believe our proposal of $3.39 in cash per Ordinary Share provides a compelling opportunity to the Company’s shareholders to receive certain and immediate cash value at an attractive price. In addition, we believe the Company and its shareholders will find our proposal particularly compelling because of the speed and closing certainty of the Acquisition given the regulatory profile of our proposal, the clear path to liquidity afforded by the Acquisition, contrasted with the limited current public float and our present intention not to sell our shares in the Company in the event any alternative proposal emerges.

The terms and conditions on which we are prepared to pursue the Acquisition are as follows:

1.       Purchase Price. Our proposed purchase price is $3.39 in cash per Ordinary Share (the “Offer Price”). The Offer Price represents the three-month volume-weighted average price of the Ordinary Shares as of June 5, 2026. We believe the volume-weighted average price over this period is a more appropriate and reliable indicator of the intrinsic value of the Ordinary Shares than the current trading price, which we consider to be an unreliable measure of fundamental value given the consistently low trading volumes in the Ordinary Shares. The treatment of the outstanding warrants of the Company in connection with the Acquisition shall be discussed with the Company and addressed in the definitive transaction agreements.

2.       Funding.  We currently expect to fund the Acquisition with equity or other financing from our shareholders and their affiliates. Accordingly, the Acquisition will not be subject to a financing condition.

3.       Due Diligence. Given our existing familiarity with the Company as its controlling shareholder, we anticipate that confirmatory due diligence will be limited in scope and can be completed swiftly after receiving the required information from the Company. We will provide the Special Committee and its advisors with a due diligence request list promptly following the formation of the Special Committee.

4.       Regulatory Approvals. Based on our preliminary analysis, we have not identified any regulatory approvals in connection with the proposed Acquisition. Therefore we believe that we offer a high degree of closing certainty and are well positioned to negotiate and complete the proposed Acquisition on an expedited basis.

OSN Streaming Limited

A company registered in the Cayman Islands with registered number ROC-404857 at Ugland House, PO Box 309, Grand Cayman

osn.com

OSN-Confidential

5.       Definitive Agreements. We have engaged Skadden, Arps, Slate, Meagher & Flom LLP as our international legal counsel and are prepared to negotiate and finalize definitive transaction agreements expeditiously, contemporaneously with the completion of our confirmatory due diligence. The definitive merger agreement and other documents will provide for representations, warranties, covenants and conditions that are typical, customary and appropriate for a transaction of this type. We intend to structure the proposed Acquisition as a statutory merger under the Cayman Islands Companies Act, whereby the Company would merge with and into a newly formed, wholly-owned subsidiary in a single-step transaction. This requires approval from shareholders cumulatively representing two thirds of the total shares present and voting at the Company’s general meeting.

6.       Process. We expect that the Company’s board of directors will establish a special committee  comprised of independent and disinterested directors that will be exclusively authorized to consider and negotiate with us the proposed Acquisition (the “Special Committee”). We also expect that the Special Committee will retain independent advisors, to assist it in its work. We look forward to working with the Special Committee and its advisors once engaged and we stand ready to meet with them to discuss our proposal as soon as they are ready to do so. In considering the proposed Acquisition, you should be aware that we are interested only in acquiring the outstanding Ordinary Shares that we do not already own, and that we do not intend to sell our stake in the Company to any third party.

7.       Confidentiality. We, along with our affiliates, may, if required by law, file a Schedule 13D amendment to disclose this proposal. We are sure you will agree that it is in our mutual interests to ensure that we conduct our discussion with respect to the Acquisition in a confidential manner (unless disclosure is required by law) until we have executed the definitive transaction agreements or terminated our discussions. We would expect that the parties will enter into a mutual confidentiality agreement on customary terms to govern the exchange of non-public information during the due diligence and negotiation process.

8.       Not a Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition or any other transaction. A binding commitment will result only from the execution of definitive transaction agreements, and then will be on the terms provided in such documentation.

9.       Governing Law. This letter shall be governed by, and construed in accordance with, the internal laws of the State of Delaware.

We firmly believe that the Acquisition will provide certain and immediate value to the Company’s shareholders through a transaction that is not subject to any financing, regulatory or other closing risks. We would like to express our commitment to working together with you to bring the Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please contact us. We look forward to hearing from you.

Sincerely,

OSN Streaming Limited

By:	/s/ Meshal Ali
Name:	Meshal Ali
Title:	Chairman of the Board of Directors

OSN Streaming Limited

A company registered in the Cayman Islands with registered number ROC-404857 at Ugland House, PO Box 309, Grand Cayman

osn.com

OSN-Confidential